Mail Stop 6010

December 21, 2007

Mr. Richard Thon
Chief Financial Officer
ProUroCare Medical Inc.
5500 Wayzata Blvd., Suite 310
Golden Valley, MN 55416

> **Re:** **ProUroCare Medical Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 0-51774**

Dear Mr. Thon:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant